SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8 (a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:                   Evergreen International Balanced Income Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

                        Evergreen International Balanced Income Fund
                        200 Berkeley Street
                        Boston, Massachusetts 02116-5034

Telephone Number (including area code):

                        (617) 210-3200

Name and address of agent for service of process:

                        The Corporation Trust Company
                        1209 Orange Street
                        Wilmington, Delaware 19801

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

                        YES |X|     NO |_|

                                   SIGNATURES

      Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 16th day of August, 2005.

                                    Evergreen International Balanced Income Fund
                                    (Name of Registrant)


                                    By  /s/ Michael H. Koonce
                                    -------------------------
                                    Michael H. Koonce
                                    Secretary


Attest: /s/ Maureen E. Towle
----------------------------
Maureen E. Towle
Assistant Secretary

      The name Evergreen International Balanced Income Fund is the designation of the Trustees under the Agreement and Declaration of Trust, dated August 16, 2005, as may amended from time to time. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.